FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: June 2, 2006                       By: /s/David Patterson/s/

Knight Resources Ltd.

Quarterly Financial Statements
For The Six Months Ended March 31, 2006
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Knight Resources Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the six months ended March 31, 2006.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	March 31,	September 30,
	2006	2005
ASSETS

Current assets
Cash and cash equivalents	$ 1,841,449	$ 649,983
Short-term investments	42,745	42,745
Accounts receivable	14,357	14,043
Advances for exploration	-	342,076
Tax credits recoverable	965,216	2,253,684
Prepaid expenses	15,120	8,244

	2,878,887	3,310,775

Property, plant and equipment	16,077	18,855

	$ 2,894,964	$ 3,329,630

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 114,123	$ 62,145

Shareholders' equity
Share capital (note 4)	19,396,240	19,208,832
Contributed surplus (note 5)	2,712,967	2,408,471
Deficit	(19,328,366)	(18,349,818)

	2,780,841	3,267,485

	$ 2,894,964	$ 3,329,630

Nature of operations and basis of presentation (note 1)
Commitment (note 3)
Contingency (note 3)

Approved by the Directors:

"Harvey Keats"

"David Patterson

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2006	2005	2006	2005

Exploration expenditures
West Raglan (schedule 1)(note 3)	$ 172,741	$ 523,315	$ 419,124	$ 796,398

General and administrative expenditures
Accounting and audit	16,674	32,462	16,674	32,462
Administrative fees	26,000	27,000	53,000	54,000
Amortization	1,389	1,846	2,778	3,492
Directors fees	6,000	6,000	12,000	12,000
Filing fees	5,533	6,360	7,128	16,255
Legal fees	5,688	32,287	6,457	52,909
Management fees	34,137	37,105	70,559	81,795
Office and miscellaneous	9,315	12,752	38,925	65,424
Promotion	46,748	73,359	93,721	149,834
Rent	8,620	7,500	16,120	15,000
Stock-based compensation (note 5)	292,440	81,865	304,496	132,201
Telephone and communications	2,811	2,875	6,511	19,197
Transfer agent	3,033	2,410	5,417	4,618
Travel	15,580	14,733	27,457	48,872

	473,968	338,554	661,243	688,059

Other Items
Interest income	(4,779)	(4,790)	(8,731)	(7,414)
Oil and gas net loss	-	5,796	-	863

	(4,779)	1,006	(8,731)	(6,551)

Loss before income taxes	(641,930)	(862,875)	(1,071,636)	(1,477,906)

Future income tax recovery	93,088	249,395	93,088	249,395

Loss for the period	$ (548,842)	$ (613,480)	$ (978,548)	$ (1,228,511)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of
common shares outstanding	67,082,073	58,820,317	66,322,804	54,807,393

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Unaudited)
(Canadian Dollars)

		Six months ended March 31,
	2006	2005

Deficit, beginning of period	$ (18,349,818)	$ (14,985,535)

Loss for the period	(978,548)	(1,228,511)

Deficit, end of period	$ (19,328,366)	$ (16,214,046)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2006	2005	2006	2005
Cash Provided by (Used for):

Operating Activities
Loss for the period	$ (548,842)	$ (613,480)	$ (978,548)	$ (1,228,511)
Items not involving cash:
Amortization	1,389	1,846	2,778	3,492
Stock-based compensation	292,440	81,865	304,496	132,201
Future income tax recovery	(93,088)	(249,395)	(93,088)	(249,395)
Accrued interest income	-	775	-	(1,053)
Changes in non-cash operating working capital:
Accounts receivable	1,394	4,288	(314)	(3,497)
Advances for exploration	-	(31,052)	342,076	(31,052)
Tax credits recoverable	1,412,339	(188,875)	1,288,468	(387,238)
Prepaid expenses	(2,181)	(1,057)	(6,876)	13,344
Accounts payable and accrued liabilities	66,438	15,051	51,978	(1,318,755)

	1,129,889	(980,034)	910,970	(3,070,464)

Financing Activities
Issuance of common shares	280,496	1,040,050	280,496	2,615,550
Subscription proceeds	(65,900)	(500,000)	-	-

	214,596	540,050	280,496	2,615,550

Investing Activities
Purchase of short-term investments	-	(500,000)	-	(500,000)
Redemption of short-term investments	-	250,000	-	250,000
Purchase of property, plant and equipment	-	(1,602)	-	(3,058)

	-	(251,602)	-	(253,058)

Decrease in cash and cash equivalents	1,344,485	(691,586)	1,191,466	(707,972)

Cash and cash equivalents,
beginning of period	496,964	747,614	649,983	764,000

Cash and cash equivalents, end of period	$ 1,841,449	$ 56,028	$ 1,841,449	$ 56,028

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
March 31, 2006
(Unaudited)
(Canadian Dollars)

1.	Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its properties contain reserves that are economically recoverable.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended September 30, 2006. The balance sheet at September 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended September 30, 2005. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended September 30, 2005.

3. Mineral Property

West Raglan Property

	March 31,	September 30,
Cumulative expenditures	2006	2005

Exploration expenditures	$ 12,991,815	$ 12,515,499
Refundable tax credits and mining duties	(5,410,794)	(5,353,602)

	$ 7,581,021	$ 7,161,897

The Company has a 49% participating joint venture interest in the 730 km2 West Raglan Project (‘the Project’) located in northern Quebec, Canada. Exploration is carried out by Anglo American Exploration (Canada) Limited (‘Anglo American’) under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American.

On April 21, 2004 Novawest Resources Inc. (‘Novawest’) of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc. On May 12, 2006, the Supreme Court of British Columbia dismissed the lawsuit by summary trial.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

4. Share Capital

	Number	Value

Balance at September 30, 2005	65,580,040	$ 19,208,832
Private placement	1,711,177	280,496
Future income tax impact of renunciation of Canadian
Exploration Expenses pursuant to flow-through shares		(93,088)

Balance at March 31, 2006	67,291,217	$ 19,396,240

On January 12, 2006, the Company issued 1,711,177 flow-through common shares via a non-brokered private placement at a price of $0.17 per share for proceeds of $290,900 less fees and costs of $10,404. For income tax purposes, the subscription funds of $290,900 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

5. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the three months ended December 31, 2005, 75,000 stock options granted to investor relations consultants vested with a compensation cost of $12,056. During the three months ended March 31, 2006, the Company granted 3,000,000 stock options to employees and investor relations consultants with a compensation cost of $292,440. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3.79%, a dividend yield of nil, an expected volatility of 136% and expected life of the stock options of two years.

6. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout the six months ended March 31, 2006 and 2005:

a)	paid or accrued $12,000 (2005 - $12,000) for directors fees to a director and a company controlled by a director;

b)	paid or accrued $70,559 (2005 - $81,795) for management fees to a company controlled by the CEO and to a company controlled by the President;

c)	paid or accrued $37,720 (2004 - $25,830) for technical services relating to the West Raglan Property to a company controlled by the President;

d)	paid or accrued $16,120 (2005 - $15,000) for rent to a company where the CEO is a director;

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures				Schedule 1
(Canadian Dollars)

		Three months ended March 31,		Six months ended March 31,
	2006	2005	2006	2005

West Raglan Property
Drilling	$ 13,518	$ 4,109	$ 68,633	$ 147,759
Geochemistry	4,639	2,002	42,212	14,496
Geology	46,002	142,517	122,000	260,454
Geophysics	6,312	51,282	19,223	111,493
Mobilization	2,113	363,886	22,960	363,886
Other	33,088	124,262	114,677	261,415
Property filing fees	-	8,843	81,496	8,843
Safety and environment	389	15,290	5,115	15,290

	106,061	712,191	476,316	1,183,636
Refundable tax credits	52,037	(158,762)	(52,085)	(325,498)
Mining duties refund	14,643	(30,114)	(5,107)	(61,740)

	$ 172,741	$ 523,315	$ 419,124	$ 796,398

KNIGHT RESOURCES LTD.
Management’s Discussion and Analysis
Six Months Ended March 31, 2006

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Knight Resources Ltd. (“the Company”) should be read in conjunction with the interim unaudited financial statements for the period ended March 31, 2006 and related notes thereto. The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is May 24, 2006.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of natural resource properties with potential for nickel, copper, cobalt, platinum and palladium deposits. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada. The Company also has an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project). The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols KNP and KRL respectively.

The Company’s general and administrative expenditures are related to the level of financing and exploration activities that are being conducted, which may in turn depend on the Company’s recent exploration activities and prospects, as well as general market conditions relating to the availability of funding for exploration-stage resource companies. As a result, the Company does not acquire properties or conduct exploration work on its properties on a pre-determined basis. Thus, there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Exploration Projects

West Raglan, Quebec

The Company owns a 49% interest in the 730 square kilometre West Raglan Project (the “Project”) located in the Cape Smith Belt in northern Quebec. Anglo American Exploration (Canada) Ltd. ('Anglo American') owns the remaining 51% interest in the Project.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

Anglo American is a wholly owned subsidiary of Anglo American plc, of London, England. The Company has funded exploration programs on the West Raglan Project in 2003, 2004 and 2005. The results of the 2005 program were described in detail in the Company’s news release dated November 2, 2005 and the September 30, 2005 management discussion and analysis dated November 29, 2005.

2006 Program

The Company and Anglo American have established a 2006 budget of $3,000,000 in phase I and $2,000,000 in phase II, conditional on the results of phase I. The focus of the 2006 exploration program will be on drilling known mineralized zones and discovery of new mineralized zones, all in the Greater Frontier area, the area of greatest success to date.

A deep penetrating moving loop electromagnetic (EM) survey will complete coverage of the Greater Frontier area. Limited coverage by a similar survey in 2005 was successful in identifying new mineralization. It will be used to outline known mineralized zones near surface and to discover and outline additional mineralized zones at depth below the detection limit of previous detailed EM surveys. The moving loop EM survey is designed to detect mineralization to a depth of 200 to 300 metres, depending on target size. One objective is to discover multiple sulphide lenses along strike and down dip of known mineralization in a similar setting to known sulphide lenses on Falconbridge’s Raglan property to the east. A second objective is to discover new sulphide lenses at depth at new mineralized horizons.

A minimum of 3,000 metres of diamond drilling is planned as part of the phase I program. If phase II is completed, it should result in a minimum of an additional 2,000 metres of drilling. The number of drill holes will depend on the depth extent of the known mineralized zones, and the depth and depth extent of any newly discovered zones.

The camp is expected to open the second week of June and the EM survey is expected to start shortly thereafter. Diamond drilling is expected to start by mid-July, allowing time for much of the EM survey to be completed and interpreted prior to drilling.

Anglo American will be the operator of the 2006 program. The program will be funded 51% by Anglo American and 49% by the Company, under terms of the Option and Joint Venture Agreement.

Litigation

On May 12, 2006, the Supreme Court of British Columbia ruled on Anglo American’s application for dismissal, by summary trial, of the Novawest Resources Inc. lawsuit, Action No.S042230. Novawest’s lawsuit challenged Anglo American’s ownership of the claims that form the West Raglan Project. The Court ruled in favour of the dismissal. It is Management’s understanding that Novawest has 30 days in which to appeal the decision.

Results of Operations

The Company reported a loss of $978,548 (2005 - $1,228,511) and a loss per share of $0.01 (2005 - $0.02) for the six months ended March 31, 2006. The Company’s 2006 loss is less than 2005’s loss due to lower exploration and business activity.

Exploration

The Company continues to incur exploration expenditures on its West Raglan Project, however, the Company incurred $377,274 less in 2006 compared to 2005. This is primarily due to the Company earning its 49% interest in the property in the summer of 2005 and therefore incurring only 49% of the exploration costs during the six months ended March 31, 2006 compared 100% during the same period in 2005.

Mobilization costs are much less in 2006 compared to 2005 because a surplus of fuel and supplies was mobilized during the 2005 program. In addition, much of the mobilization for the 2006 program will be carried out in the three months ended June 30, 2006 whereas the bulk of the mobilization for the 2005 program was carried out in the three months ended March 31, 2005.

Refundable tax credits and mining duties refund decreased by a total of $66,680 during the three months ended March 31, 2006 due to accounting in the period for the renunciation of $290,900 Canadian exploration expenditures to Quebec based flow-through share subscribers. These renounced Canadian exploration expenditures will not be eligible for the Quebec tax credits.

General and Administrative

Differences in general and administrative expenses during the periods ended March 31, 2006 compared to 2005 were as follows:

•	Accounting and audit is lower in 2006 compared to 2005 due to an under accrual of audit fees recorded at September 30, 2004.
•
Administrative fees were essentially unchanged during the periods as the Company paid an arms-length private company $53,000 (2005 - $54,000) for accounting, secretarial and general administrative services.

•	Filing fees are lower in 2006 compared to 2005 due to carrying out fewer transactions requiring TSX Venture Exchange approval.
•
Legal fees are considerably lower in 2006 compared to 2005 as substantial initial litigation costs were incurred in 2005 relating to the Company’s litigation against Novawest Resources Inc. (see note 3 of the financial statements) and ongoing litigation costs have been at a reduced level.

•
Management billed the Company a total of $108,279 (2005 - $160,425) for management services for the six months ended March 31, 2006. Of these amounts, $37,720 (2005 - $78,630) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees decreased as the Company’s business and projects required less management time.

•	Office and miscellaneous is lower in 2006 compared to 2005 due to a lower level of business activity and a lower cost of directors and officers liability insurance.
•
Promotion and travel have decreased considerably in 2006 compare to 2005 because the Company attended fewer investment conferences, printed less promotional material and carried out less promotion during the six months ended March 31, 2006. The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month plus expenses. The Company also utilizes the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month plus expenses.

•	Stock-based compensation is higher in 2006 compared to 2005 primarily because the Company granted 3,000,000 stock options in 2006 compared to 1,240,000 in 2005.
•	Telephone and communications have decreased sharply in 2006 compare to 2005 due to the Company issuing fewer news releases and carrying out fewer promotional activities.

Income Taxes

A portion of the Company’s exploration activities are financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the flow-through share subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that the corresponding exploration expenditures are incurred or there is a reasonable assurance that they will be incurred within the permitted time frame. As a result of renouncing $290,900 (2005 - $804,500) of Canadian Exploration Expenses during the three months ended March 31, 2006, the Company recorded a reduction in share capital of $93,088 (2005 - $249,395) with a corresponding recovery of future income taxes.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position decreased by $483,866 over the six months ended March 31, 2006. The primary reasons for this decrease were the use of the advances for exploration for West Raglan exploration, and general and administrative expenditures.

The Company’s overall cash position has increased by $1,191,466 primarily due to 1) refund of Quebec tax credits totaling $1,345,660; and 2) issuance of 1,711,177 flow-through common shares via a non-brokered private placement at a price of $0.17 per share for proceeds of $290,900 less fees and costs of $10,404.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project. There are no assurances that the Company will be able to finance on acceptable terms.

Going forward, the Company is required to fund 49% of exploration costs on the West Raglan Project in order to maintain its interest. A calendar 2006 budget of $3,000,000 in phase I and conditionally $2,000,000 in phase II have been agreed to by the Company and Anglo American. The Company’s portion of these amounts totaling $2,450,000 is expected to be funded by remaining cash on hand, refundable tax credits and future equity financings. As at March 31, 2006, the Company has sufficient funds to complete the phase I exploration program and to pay for general and administrative costs for fiscal 2006.

The Company has not entered into any off-balance sheet arrangements.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04

Interest income	$ 4,779	$ 3,952	$ 7,897	$ 12,201	$ 4,790	$ 2,624	$ 5,877	$ 23,721

Net loss	$ 548,842	$ 429,706	$1,232,342	$ 903,430	$ 613,480	$ 615,031	$3,998,441	$ 608,083

Basic and diluted
loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.09)	$ (0.01)

From the December 31, 2005 period and onwards, the Company will be funding the West Raglan exploration project on a 49% basis (compared to 100% in prior periods) as the Company earned its 49% interest in the property in the fourth quarter of fiscal 2005. The quarterly loss for September 2005 and 2004 was significantly more than prior periods due to large exploration expenditures incurred during the summer months of July, August and September. The June 2005 quarterly loss was slightly higher than the quarterly losses in March 2005 and December 2004 due to the $249,395 income tax recovery recorded in March 2005 and lower amounts of exploration incurred in December 2004. Interest income fluctuates depending on the amount of cash on hand the Company has to invest in short term interest bearing investments. Since June 30, 2004, the Company has had smaller amounts of cash on hand to invest which in turn has resulted in smaller amounts of interest income.

Related Party Transactions

Management fees of $42,679 (2004 - $32,800) were paid or accrued to a company owned by Mr. David Patterson. Management fees of $27,820 (2005 - $21,320) were paid or accrued to a company owned by Mr. Harvey Keats.

Management fees in relation to technical geological services of $37,720 (2005 - $25,830) were paid or accrued to a company owned by Mr. Harvey Keats. Management fees in relation to technical geological services of $nil (2005 - $52,800) were paid or accrued to a company owned by Mr. Kerry Sparkes.

Directors fees of $6,000 (2005 - $6,000) were paid or accrued to a company owned by Mr. Laurie Sadler. Directors fees of $6,000 (2005 - $6,000) were paid or accrued to Mr. John Maher

Rent of $16,120 (2005 - $15,000) was paid or accrued to a company where Mr. David Patterson is a director.

Outstanding Share Data

As at May 24, 2006, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares	67,291,217	n/a	n/a

Warrants	3,673,334	$0.35	April 22, 2007

Stock options	6,510,000	$0.17 to $0.83	Jul 1/06 to Jan 15/08

Fully Diluted	77,474,551

Directors and Officers

David Patterson Director and CEO John Maher Director
Harvey Keats Director and President Laurie Sadler Director
Kerry Sparkes Director Erin Walmesley Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended September 30, 2005 and 2004 and the Company’s Information Circular dated December 9, 2005. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.knightresources.ca.